Exhibit 99.1

www.battlemtngold.com TSX.V – BMG OTC.QB - BMTNF
300 - 1055 West Hastings Street, Vancouver, B.C. V6E 2E9 Canada	T.604.331.8772 F.604.684.6024

August 14, 2014

NEWS RELEASE

Battle Mountain Gold Inc. (the “Company”) (TSX-V: BMG) announces that it has granted stock options to certain directors, officers, employees, and consultants for the purchase of up to 1,550,000 shares of the Company under its stock option plan. The options are exercisable at a price of $0.25 per share until August 14, 2019. Any common shares issued upon exercise of the options are subject to a four month hold period pursuant to the policies of the TSX Venture Exchange. The options are subject to the terms of the Company’s Stock Option Plan, which has been approved by shareholders of the Company and the TSX Venture Exchange. The stock option grant is subject to TSX Venture Exchange approval.

To find out more about Battle Mountain Gold Inc. please visit our website at www.battlemtngold.com.

On behalf of the Board of Directors of
BATTLE MOUNTAIN GOLD INC.

“Chet Idziszek”
Chet Idziszek, President

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility of the adequacy or accuracy of this release.